Exhibit 3

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT DECEMBER 31, 2005

This Restated Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s restated financial statements and notes (“Restated Statements”) thereto and compares the financial results of 2005 with those of the two preceding years. The reader is encouraged to review the Restated Statements in conjunction with this document. This report has been restated as at March 24, 2006 and amended and restated as discussed below as at November 9, 2006. The Company’s public filings, including its most recent Annual Information Form can be reviewed via the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). A note to the financial statements reconciling the figures to United States Generally Accepted Accounting Principles (“US GAAP”) is included in the annual audited Statements.

Effective June 1, 2005 the Company changed its name from DRC Resources Corporation to New Gold Inc. and aligned its stock symbol to NGD on both the TSX and AMEX Exchanges.

AMENDMENTS AND RESTATEMENTS

As a result of the restatement of the Company’s previously issued financial statements, the following information is provided.

Annual disclosures

Previous and restated disclosure	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
Loss – previous	$3,399,340	1,249,545	1,218,371
Loss – restated	2,858,946	1,202,805	456,202

Loss per share – previous	$0.24	$0.09	$0.13
Loss per share – restated	0.20	0.09	0.05

Total assets – previous	41,751,593	31,795,645	28,470,396
Total assets – restated	61,631,182	50,079,229	44,890,047

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Quarterly disclosures

Previous and restated disclosure	2005
	4th quarter	3rd quarter	2nd quarter	1st quarter
Loss – previous	$1,279,500	$490,854	$803,078	$825,908
Loss – restated	1,231,587	140,125	662,113	825,121

Loss per share – previous	$0.08	$0.04	$0.06	$0.06
Loss per share – restated	0.08	0.01	0.05	0.06

Total assets – previous	$41,751,593	$34,180,290	$34,986,982	$31,639,796
Total assets – restated	61,631,182	53,127,807	53,270,566	49,923,380

Previous and restated disclosure	2004
	4th quarter	3rd quarter	2nd quarter	1st quarter
Loss/(Income) – previous	$1,144,892	$146,626	$20,422	$(62,395)
Loss/(Income) – restated	1,115,097	140,903	18,310	(71,505)

Loss/(Income) per share – previous	$0.09	$0.01	$0.01	$(0.01)
Loss/(Income) per share – restated	0.08	0.01	0.00	(0.01)

Total assets – previous	$31,795,645	$30,729,760	$29,456,408	$29,313,654
Total assets – restated	50,079,229	47,149,411	45,876,059	45,733,305

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flow. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)	The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previously the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for flow-through shares in prior periods.

As a result, future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts will now be recognized in 2006. Additionally the Company has reversed prior future income tax expenses relating to renouncements for 2003 and prior years.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

b)	The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. All share issuances prior to 2003 have been recorded in the opening balance of the Statement of Changes in Shareholders’ Equity in the amount of $8.1 million as a cumulative adjustment while the measurement of the 2003 to 2005 payments have been restated to their fair value amounts.

Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005 and $6.0 million at December 31, 2004 which includes charges resulting from periods prior to 2004.

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)	The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment (See Note 2) a reduction in the amount of $47,913 has been made related to employees who work directly on the Company’s mineral properties.

d)	The Statement of Cash Flow for 2005 reflected accrued property expenditures within the reported change in accounts payable related to operating activities. A net amount of $1,656,138 has been reclassified from the reported change in non-cash working capital items applicable to decrease cash payments for mineral properties under the investing activities.

This MD&A reflects all amounts as restated to address the items discussed above.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties in British Columbia Canada. The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

The Company continues to move the development of the Project beyond the February 2004 Advanced Scoping Study (“Scoping Study”) by conducting an underground exploration program, which commenced in late 2004, and completing an extensive in-fill drilling program. The

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

underground program commenced in late 2004 and by the end of 2005 the Company had completed 2,200 metres of drifting including cross-cutting into the mineralized zones. In-fill drilling commenced in February 2005 and 24,864 metres, from 66 holes, was completed during the year. As at the December 31, 2005 the Company had virtually completed the program. The Company has announced the results of 9 sections of the in-fill program and the results can be viewed on the company website (www.newgoldinc.com) or on SEDAR.

In December 2005, New Gold announced the commencement of a feasibility study (“FS”). The FS will be carried out by a team including, and coordinated by, Hatch Ltd. (“Hatch”) who will be responsible for the processing and engineering components of the study. Mining method and reserves will be the responsibility of Australian Mining Consultants Pty Ltd. (“AMC”), and Roscoe Postle Associates Inc. (“RPA”) will complete the geology and resource sections. Environmental services and permitting will be the responsibility of Rescan Environmental Services Ltd. (“Rescan”). In addition, BGC Engineering Inc. (“BGC”) will maintain responsibility for tailings disposal analysis study. With the exception of AMC (who are based in Australia) all of these engineering companies are based in Vancouver, British Columbia, Canada.

The scope of the FS includes an updated resource estimation (which will incorporate the 2005 underground in-fill drilling results), mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the FS will replace the prior Scoping Study completed on the Project (in 2003, and updated in 2004), and will establish the technical and economical potential of developing a new underground mine at the New Afton Project.

During the third quarter of 2005, the Company completed the final payment under the two Afton option agreements by issuing 200,000 common shares while previously the Company had completed the expenditure commitment. As a result, the Company has a 100% interest in the mineral claims covering the Company’s current mineral resources at Afton. The Optionors, one of whom was a Director and had a one-half interest in the agreement, maintain a 10% net profits royalty which the Company holds an option to purchase for $2 million on or before December 1, 2010.

Afton and Ajax Exploration Properties

The Company commenced in 2005 a review of surface exploration potential designed to look at the entire Afton and Ajax property claim blocks. The Company also contracted for an airborne survey in the fourth quarter of 2005 which included a high resolution magnetometer, electro-magnetics and radio metrics. The Ajax property is connected via a 10km road to the Afton mineral claims. The Company intends to prioritize the most prospective drilling targets as part of an expanded regional exploration program planned to commence in early 2006.

The near-term key performance drivers for the Company are focused predominantly on the ultimate development of the Project, and which will require the successful completion of the FS, completion of the permitting process, securing surface rights and acquiring the necessary financing to be able to commence development of the Project. The capital requirements of the Project are under increasing cost pressures as many other mining companies have seen increases in their capital and operating costs due to the current economic environment and will

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

therefore form a critical component of the overall project economics. To a lesser extent, the Company sees the growth of the resource base as a priority and has allocated funds in 2006 to explore in and around the existing resource at the Project. On a more macro scale, the price of copper and gold continue at relatively high levels and is the single most important factor in the future project economics and will have a direct impact on the Company’s ability to raise funds towards the Project’s ultimate development.

Annual Summary

The annual tabular results of operations are summarized in the following tables which have been prepared in accordance with Canadian Generally Accepted Accounting Principles:

	Year ended December 31, 2005 (Restated)	Year ended December 31, 2004 (Restated)	Year ended December 31, 2003 (Restated)
Loss	$2,858,946	$1,202,805	$456,202
Loss per share – basic and diluted	$0.20	0.09	$0.05
Total assets	61,631,182	50,079,229	44,890,047
Investments in exploration and development including working capital changes	14,910,945	2,386,636	1,742,663
Cash flows from financing activities	9,901,436	2,534,886	22,860,250

RESULTS OF OPERATIONS

Afton

The Company’s operating activities for the preceding three fiscal years ended December 31, 2005, have primarily focused on the exploration activities on the Project. The level of activity dramatically increased in late 2004 with the change from surface focused exploration to a more expensive underground based program. As a result of these activities, the Company expended $14.3 million on the Project in 2005, as compared to $2.2 million in 2004 and $1.1 million in 2003. In 2005, tunneling and related costs totaled $9.7 million as compared to $1.5 million in 2004 and $nil in 2003 due to the ramp up of this activity in late 2004. Drilling and assaying increased in 2005 to $1.9 million versus $0.1 million in 2004 and $1.1 million in 2003 as a result of drilling more metres in 2005 from underground at a higher cost per metre. In 2004 the Company did not conduct any exploration drilling as it was preparing for the underground exploration program while in 2003 a significant program was conducted in support of the Scoping Study.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Corporate

The Company incurred a loss of $2.9 million or $0.20 per share in 2005, a loss of $1.2 million or $0.09 per share in 2004 and $0.5 million or $0.05 per share in 2003. The expenditure level in 2005 has increased significantly from that of the prior two years primarily as a result of the growth of the organization and its management team with its related costs and increased corporate activity marketing the Company. The compensation cost for staffing has increased to $1.7 million in 2005 as compared to $0.3 million and $0.1 million in the respective 2004 and 2003 years. Travel and promotional costs have shown a similar increase to $0.6 million in 2005 as compared to $0.2 million in 2004 and $0.1 million in 2003. In 2005 the Company recorded a tax recovery of $0.6 million due to reduction in tax rates as compared to $nil in 2004 and $0.04 million for capital taxes in 2003.

The expense in 2003 primarily relates to the then applicable accounting treatment of renounced flow through expenditures which were tax affected and expensed.

Stock based compensation costs in 2005 were $0.8 million as compared to $0.9 million in 2004 and $nil in 2003 when no options were issued. The similar level of costs in 2005 and 2004 is a result of the amounts of stock options vesting, although more options were issued in 2005 than in 2004, as the expensing of costs is based upon the vesting terms of the options. In addition, the calculated cost of the stock option compensation cost issued in 2005 was higher at a weighted average of $2.00 per option as compared to $1.34 per option in 2004 principally as a result of the increase in the Company’s share price.

SELECTED QUARTERLY INFORMATION

The results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP:

	2005
$Cdn	4th Quarter (Restated)	3rd Quarter (Restated)	2nd Quarter (Restated)	1st Quarter (Restated)
Income Statement
Loss	$1,231,587	$140,125	$662,113	$825,121
Loss per share	$0.08	$0.01	$0.05	$0.06

Balance Sheet
Working Capital (1)	14,814,376	13,099,254	17,784,732	20,566,933
Total Assets	61,631,182	53,127,807	53,270,566	49,923,380

Statement of Cash Flows
Payments for mineral properties exploration costs	3,154,268	4,422,861	4,252,999	3,080,817
Cash flow from (used for) financing activities	6,944,830	(5,668)	2,967,941	(5,667)

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

	2004
$Cdn	4th Quarter (Restated)	3rd Quarter (Restated)	2nd Quarter (Restated)	1st Quarter (Restated)
Income Statement
(Income)	$1,155,097	$140,903	$18,310	$(71,505)
(Earnings) per share	$0.08	$0.01	$0.00	$0.01

Balance Sheet
Working Capital (1)	24,166,554	26,185,696	25,346,309	25,427,062
Total Assets	50,079,229	47,149,411	45,876,059	45,733,305

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	1,699,439	375,412	234,459	77,326
Cash flow from (used for) financing activities	169,323	1,362,332	155,735	915,500

(1) – See Non-GAAP measure of working capital

Comparative Periods

During the fourth quarter of 2005, the Company invested approximately $3.2 million on its mineral properties as compared to $1.7 million in the comparative quarter in 2004 for an increase of $1.5 million. The increase is primarily the result of spending $1.4 million on tunneling and decline development and $0.9 million on an in-fill drilling program and related assaying costs. In the comparative quarter, the Company spent $1.3 million on tunneling as it had just starting commencing the underground tunnelling program and no drilling had yet commenced. The other significant difference between the comparative quarters related to road construction in 2004 for site and pit access totalling $0.2 million.

The Company incurred a loss of $1.2 million or $0.08 per share in the fourth quarter of 2005 versus a loss of $1.1 million or $0.08 per share in the comparative quarter of 2004. In the fourth quarter of 2005 the Company incurred an increase of $0.5 million in wages and benefits costs due to the increase in the management team as well as increases related to higher travel and promotional costs of $0.2 million due to increased activity in marketing the Company. These increases were partially offset by $0.6 million in lower stock based compensation charges due to fewer stock options vesting during the fourth quarter of 2005 than in the comparative quarter in 2004.

Interest income was $0.1 million for both the current 2005 quarter and the comparable quarter in 2004.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

LIQUIDITY & CAPITAL RESOURCES

As at December 31, 2005, the Company had working capital of $14.8 million versus $24.2 million as at December 31, 2004. During 2005 the Company completed three flow-through, non-brokered private placement financings by issuing 1,330,000 flow-through common shares at prices ranging from $7.00 to $8.00 per share for gross proceeds of $10 million (net proceeds of $9.2 million). Proceeds from these private placements are planned to be used to expand and accelerate the Company's exploration efforts at the Project and at Ajax. As at December 31, 2005 the Company had completed the expenditures on the first two financings ($6 million) and has until the end of 2006 to expend qualifying amounts for the third financing.

The Company plans to complete its FS in 2006 at an estimated cost of $5.3 million plus undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The ultimate cost of the 2006 exploration program, presently budgeted at $6.5 million, will be determined once the initial six month program results are received.

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the middle of 2006. Subsequent to December 31, 2005 the Company issued by way of a short form prospectus in Canada, through a syndicate of underwriters, 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing. The financing closed on February 28, 2006 and it is planned that the proceeds will be predominantly used as the Company’s equity portion towards the ultimate financing for the development of the Project. The Company will be looking at the availability of project debt financing for the project during the second half of 2006, in parallel with the FS and permitting processes.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Related Party Transactions

During the year ended December 31, 2005 the following related party transactions occurred:

	2005 (Restated)	2004 (Restated)
a) For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	$—	$46,460
b) For wages and consulting services charged by a related person of a Director	96,000	72,600
c) For wages and consulting services charged by the President/Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	—	153,000
d) For geological consulting services on mineral properties charged by an Officer of the Company. Effective January 1, 2005, these services ceased to be a related party.	—	101,060
e) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	537,000	630,000
f) For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party.	—	72,600

Subsequent to December 31, 2005, item b) and e) ceased to be a related party.

New Accounting Policies

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income and Section 3251 “Equity”.

Section 3855 expands on Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13/”Hedging Relationships”, and the hedging guidance in Section 16500 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The impact of these standards has not been determined by the Company’s financial management.

Critical Accounting Estimates

The Company has not yet determined whether the Project or the Ajax property contains economically recoverable reserves. The recoverability of the $42.2 million Project carrying value at December 31, 2005 plus related capital assets of this exploration property is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the license on an advantageous basis.

Changes in future conditions could require material write-downs of the Project.

Senior Officer Changes

The Company announced on May 2, 2005 the appointment of Paul Martin as the new Chief Financial Officer and Vice President, Finance effective May 18, 2005 following the resignation of Ian Beardmore. Mr. Martin has more than 20 years of finance experience, including 15 years in the mining industry.

The Company announced on December 5, 2005 the appointment of Kevin Ross as Chief Operating Officer (COO) who commenced his employment on January 9, 2006. Mr. Ross graduated as a Mining Engineer from the Royal School of Mines in London, England and also has an MBA. He has almost 30 years experience in the mining industry, most of it in executive and senior mine management positions, predominantly in underground hard rock mines.

Subsequent to December 31, 2005 the founder and Chairman of the Board, John Kruzick, and the Corporate Secretary and Director, Sharon Ross, a long standing executive, retired. At the same time they both resigned their seats on the Board.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to the exploration and development plans as well as risks related to the mining industry in general. The following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Surface Rights

The Afton Lands on which the Afton Claims are situated, consists of Crown land, some of which is subject to grazing leases, and land held in fee simple, principally by Afton Mining Corporation. The Company holds certain surface rights with respect to the Crown land but will be required to obtain all necessary surface rights for the construction and operation of a new mining operation on the Afton Property. There can be no certainty that the Company will be able to acquire all such surface rights.

Under Section 14(1) of the Mineral Tenure Act, R.S.B.C. 1996, c. 292 (“MTA”) a mineral title holder may, subject to the requirements in the MTA, including permitting, notice and compensation requirements, use, enter and occupy the surface of its mineral claim for the purpose of exploration, development and production and to carry out other activities related to the business of mining. This right may be exercised despite the fact that the land may be Crown land or fee simple land which is privately owned. A mineral title holder’s right to use the surface of their claims is, however, also subject to, among other things, the Minister’s power under section 17 of the MTA to restrict the use of surface where he/she considers that the surface area should be used for purposes other than mining. Also, under Section 16 of the MTA, if an application to acquire surveyed land is received under the Land Act R.S.B.C. 1996, C.245 (the “Land Act”) before a mineral claim is registered on that land, or if an application to acquire unsurveyed land is received under the Land Act and such land is staked under the Land Act before a mineral claim is registered on that land, the rights with respect to the acquisition of the surface of the land under the Land Act have priority over the rights with respect to a mineral claim subsequently registered on that land.

If there is a dispute between the parties regarding use of the surface or compensation, the Chief Gold Commissioner will use his or her best efforts to resolve the issues between the parties. If this fails then the matter may be resolved through a process of mediation and arbitration by the Mediation and Arbitration Board (the “PNGA Board”) under the Petroleum and Natural Gas Act, R.S.B.C. 1996, c.361. The PNGA Board may set conditions for the use of the surface as well as specify the compensation payable to the owner. In a conflict between rights acquired under the MTA and rights to Crown land acquired under the Land Act the PNGA Board will give consideration to who applied for the rights first and, unless an injustice would result, must give the holder of those rights due priority in its consideration of the dispute between the parties.

Section 15 of the MTA sets out situations where the government may dispose of surface rights on Crown land to the holder of a mining lease. To acquire these rights the recorded holder must first obtain certification from the Minister that the land is or will be required for the purpose of mining. Such land must also be unreserved land, it must not be lawfully occupied for a purpose other than mining and it must not be protected heritage property. If these conditions are met the surface rights may be transferred subject to conditions determined by the Ministers responsible for the MTA and Land Act and payment based on the unimproved value of the land.

As a result, the Company may be required to enter into direct negotiations with the owners of fee simple property to obtain surface rights to those portions of the Afton Lands that are held in fee simple. There can be no certainty that such negotiations will be successful and as a result mediation and arbitration under the MTA may become necessary. With respect to Crown lands,

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

the Company may be required to enter negotiations or apply to obtain surface rights from the Government of British Columbia. There can be no certainty of how long such negotiations, potential mediation and arbitration or applications may take or whether they will ultimately be successful, and therefore may have a material impact on the overall development and timeline of the Afton Project. The extent of compensation to surface owners that may be required also cannot be assessed at this time.

Access to the Afton Claims

On May 1, 2004, the Company entered into the Access Agreement with Afton Operating Corporation, the fee-simple owner of some of the Afton Lands and the former operator of the Afton Mine. Under the Access Agreement, the Company has the right to enter upon the portion of the Afton Lands held by Afton Operating Corporation to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate Afton Operating Corporation for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure and indemnify the owner against liabilities arising from any activities of the Company in and about the lands.

Access to mineral claims is governed by the Mining Right of Way Act, R.S.B.C. 1996, c. 294 (the “MRWA”). Under the MRWA, a mineral tenure holder may, subject to certain limitations, take a right of way across private or Crown land to enable it to access its mineral claims for the purpose of the exploration and development. Where private land is taken without the consent of the owner the Expropriation Act, R.S.B.C. 1996, c. 125 (the “Expropriation Act”) applies. Compensation under the Expropriation Act is based on the principle that the owner should be put in the same economic position post-expropriation as pre-expropriation.

There is no certainty that should the Company need to extend the Access Agreement that it will be successful in doing so. If the Access Agreement is not extended, the Company would have to attempt to obtain access rights under the provisions of the MRWA noted above, which could result in delay and/or increased cost to compensate the surface owner for use of the area or the Company could be forced to use more costly, less convenient access over Crown lands.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual operating results differing from expected operating results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Scoping Study is Preliminary

The Scoping Study is preliminary in nature as it is based in part upon inferred resources. As required under National Instrument 43-101, the reader is cautioned that these resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that any of the results predicted in the Scoping Study will be realized. The inferred resources considered in the Scoping Study were estimated by Behre Dolbear according to the requirements of National Instrument 43-101, who are independent of New Gold. Details of these estimates, a description of the calculation method employed and a description of New Gold’s assaying and analytical techniques and methodology are set out in the text of the Scoping Study, which may be found in New Gold’s filings at www.sedar.com. The estimates are based on the assumptions and methods, and are subject to the limitations and qualifications, described in the Scoping Study.

The standards employed in estimating the resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the United States Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”

The Scoping Study is intended to be read as a whole and sections should not be read or relied upon out of context. The quality of the information, conclusions and estimates contained in the Scoping Study are consistent with the intentions of the Scoping Study, as well as the circumstances and constraints under which the Scoping Study was prepared which are also set out therein.

The Scoping Study includes certain forward-looking statements within the meaning of the US Private Securities Legislation Reform Act of 1995. Other than statements of historical fact, all statements in the Scoping Study, including without limitation, statements regarding potential mineralization and resources and estimated or potential future production potential, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of the Scoping Study.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Scoping Study Estimates Subject to Change

The estimates contained in the Scoping Study are based on capital costs and exchange rates as at the third quarter of 2003 and do not include provisions for inflation. Fluctuations in such capital costs, exchange rates or inflation factors could have a significant effect on the estimates.

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of copper and gold. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has conducted any metals hedging in the past.

Title To Some Of Our Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce or rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Exploration, Development and Resource Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource figures set out herein have been carefully prepared and reviewed or verified by an independent mining expert, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Also, there has been a significant amount of drilling on the Afton Project since the resource figures set out herein were calculated. Accordingly, the mineral resource estimates may be subject to change. The Company intends to recalculate the resource estimates in the upcoming Feasibility Study as described under the heading “Exploration and Development” below. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

The current exploration activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Company has obtained a permit issued by the Chief Inspector of Mines under Section 10 of the Mines Act, R.S.B.C. 1996, c. 293 allowing development of an underground access to allow an exploration diamond drilling program to be carried out. The Company has commenced the permitting required to develop and operate a mine in parallel with the completion of the Feasibility Study. This process requires consultation with stakeholders who may comment on the Company’s plans. The Chief Inspector may take concerns into account in the granting of our development and operating permit. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Contractual Obligations

The following is a summary of the material contractual obligations of the Company including payments due for each of the next five years and thereafter.

Contractual Obligation	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	$ million
Professional Service Agreements (1)	$3.7	$3.7	Nil	Nil	Nil

Total Contractual Obligations	$3.7	$3.7	Nil	Nil	Nil

(1) – the FS engineering contract has been awarded and is active and the definitive agreement is expected to be signed subsequent to December 31, 2005.

Non-GAAP Measure of Working Capital

The working capital item is furnished to provide additional information and is not a generally accepted accounting principle (GAAP) measure. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP. This information is intended to provide investors with information about the Company's liquidity; the Company issues this information for the same purpose.

Disclosure Controls

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. That evaluation was updated in connection with the preparation of the Financial Statements referred to above. Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation. In view of the restatement of the Financial Statements described above, the Chief Executive Officer and the Chief Financial Officer have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005. As a result, the Company now requires all senior financial personnel to attend professional development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations. In addition, the Company has retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development. Subsequent to year end the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures. The CEO and CFO have concluded that with these enhancements the Company’s disclosure controls and procedures are sufficiently effective to ensure material information will be accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation.

2006 OUTLOOK

The Company’s previously stated priorities remain the focus for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company will seek to finance the Project in 2006 as well as continue to review its exploration requirements and may consider additional flow-through financings. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

As at March 24, 2006, the Company’s outstanding capital stood at:

Common shares	23,910,217
Warrants	4,167,000
Common stock options	1,786,500
Compensation options	50,000

New Gold Inc. (formerly DRC Resources Corporation)

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2005

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.